National Semiconductor Corporation
2900 Semiconductor Drive Santa Clara, CA 95052-8090 USA	+1 408 721 5000 Tel www.national.com

October 7, 2010

Mr. Jeff Jaramillo
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:           National Semiconductor Corporation
Form 10-K for the fiscal year ended May 30, 2010
Filed July 20, 2010
File No. 001-05672

Dear Mr. Jaramillo:

This letter responds to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 6, 2010 regarding the Form 10-K for the fiscal year ended May 30, 2010 of National Semiconductor Corporation (the “Company”). The Staff’s comments are included for reference below, along with the Company’s response to each of the Staff’s comments.

1.
Comment:  Please expand your analysis in your response to prior comment 2 to discuss Compliance and Disclosure Interpretation 117.06 available on our web site at http:/www.sec.gov/division/corpfin/guidance/regs-kinterp.htm. If you have not provided complete disclosure in the summary compensation table, please tell us how you intend to address this issue.

Response:  We note the Staff’s interpretation of Item 402(a) (3) of Regulation S-K set forth in its recent Compliance and Disclosure Interpretation 117.06 (“C&DI 117.06”).  In accordance with this interpretation, we would also have disclosed and discussed the compensation of Suneil Parulekar, our Senior Vice President, Worldwide Marketing and Sales, in our 2010 proxy statement.  Mr. Parulekar was a named executive officer of the Company for our fiscal year ended May 25, 2008, but he was not a named executive officer for fiscal 2009.  For fiscal 2010, Mr. Parulekar’s total compensation of $3,306,443 consisted of the following:

Base Salary	$341,878
Stock Awards	$1,933,500
Non-Equity Incentive Plan Compensation	$770,000
Option Award	$241,542
All Other Compensation	$19,523

Mr. Parulekar’s total compensation for fiscal 2010 (including the breakdown of such compensation among salary, equity and other compensation) was substantially similar to that of our next most highly compensated executive officer, Detlev Kunz, whose total compensation for fiscal 2010 was $3,459,131.

We propose to address this issue by treating Mr. Parulekar as a named executive officer for purposes of future filings with the Commission prior to the Company’s next filing that requires disclosure pursuant to Item 402(c) of Regulation S-K, at which time we will redetermine the identity of our named executive officers in accordance with Item 402(a) (3) of Regulation S-K and C&DI 117.06.  For example, we will treat Mr. Parulekar as a named executive officer for purposes of Item 5.02 of Form 8-K.  We believe that a reasonable stockholder would not have found disclosure of information for Mr. Parulekar as a named executive officer for fiscal 2010 to be material to an investment decision or to a voting decision at our 2010 annual meeting.  In addition, we note that the only matters voted on at our 2010 annual meeting were the election of directors and the ratification of our independent auditors for fiscal 2011.

2.
Comment:  We note your response to prior comment 3 that you will discuss in future filings how the base salary of each named executive officer is determined and your proposed disclosure.  Rather than providing generic disclosure about the process for setting base salary as described in your proposed disclosure in the second paragraph of your response, your disclosure should identify with specificity how the committee set each individual officer’s base salary including an analysis of the factors of such decisions.  Please tell us how such disclosure will appear in future filings specifically identifying each individual officer’s salary determination process.

Response:    In response to the Staff’s comment, in future filings we will identify with specificity the manner in which the Compensation Committee established each individual officer’s base salary.

The disclosure with respect to the base salary determination for each named executive officer that the Company proposes to include in its future filings will be similar to the draft disclosure set forth below, which describes the process used by the Compensation Committee to determine base salaries for fiscal 2011 for each of the named executive officers, including Mr. Parulekar (the disclosure does not address Mr. Halla as he was no longer with the Company in fiscal 2011).   Disclosure for future years will be appropriately modified to reflect the Company’s compensation program and related Compensation Committee assessments for the applicable fiscal year.

Base Salary Analysis for Fiscal 2011

The process by which the Compensation Committee established the base salary of each named executive officer for fiscal 2011 is substantially the same for each named executive officer.  At the beginning of the fiscal year, the Compensation Committee engaged its compensation consultant to review the total target compensation (and each component thereof: base salary, annual incentive cash compensation, long- and short-term equity incentives and health and welfare benefits) of each named executive officer.  For each executive position, the compensation consultant analyzed data for the disclosed peer group from publicly available data and also utilized third party survey data covering general technology companies, the semiconductor industry and Northern California technology companies.  For technical or specialized executive positions, such as those of the Chief Executive Officer (Mr. Macleod) and each of Messrs. Kunz and Parulekar, the Compensation Committee assigned more weight to data from the peer group and the semiconductor industry as most representative of comparable and competitive compensation for each of these individuals and their respective positions with the Company.  For general administrative positions such as the Chief Financial Officer (Mr. Chew) and General Counsel (Mr. DuChene), the Committee gave equal weight to all peer groups and survey data because of comparability and competitive considerations associated with the transferability of skill set across multiple industries and companies.

The compensation consultant provided the Compensation Committee with a comparison for each named executive officer of such officer’s current base salary and a range of competitive base salaries at each of the 25th, 50th and 75th percentile.  For Mr. Macleod, his current base salary of $800,000 was determined to be less than the 50th percentile and the Committee determined that no increase to base salary was warranted.  For each of Messrs. Chew, DuChene and Parulekar each officer’s base salary was determined to be at or slightly above the 50th percentile but below the 75th percentile for comparable companies.  As a result, the Committee determined that no increases in base salary were warranted for these three named executive officers, consistent with the Compensation Committee’s compensation philosophy to establish base salaries between the 50th and 75th percentile for comparable companies.  For Mr. Kunz, the Committee determined that his base salary was significantly below the 50th percentile and as a result the Committee increased Mr. Kunz’s base salary for fiscal 2011 by $50,000.

* * * * * *

As requested in the Staff’s letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

You may contact Lewis Chew, Senior Vice President, Finance and Chief Financial Officer, at (408) 721-2436, or me at (408) 721-8633 if you have any questions regarding this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION /S/ Todd M. DuChene

Todd M. DuChene Senior Vice President, General Counsel and Secretary